Filed by North Fork Bancorporation, Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933
                                    Subject Company:  Dime Bancorp, Inc.
                                    Commission File No. 001-13094

FOR IMMEDIATE RELEASE               INVESTOR:      DANIEL M. HEALY
                                                   EXECUTIVE VICE PRESIDENT
                                                   CHIEF FINANCIAL OFFICER
                                                   631-844-1258

                                    PRESS:         KEKST AND COMPANY
                                                   ROBERT D. SIEGFRIED
                                                   212-521-4832


                       NORTH FORK EXTENDS DIME OFFER


               MELVILLE, N.Y. - JULY 28, 2000 - NORTH FORK BANCORPORATION, INC. (NYSE:NFB) announced today that, in accordance with its previously disclosed intention, it has extended its pending exchange offer to acquire Dime Bancorp, Inc., until 12:00 midnight, New York City time, on September 29, 2000. Based on the most recent report from North Fork's exchange agent, approximately 18.5 million Dime common shares have been tendered to North Fork to date.

                                 * * * * *

Investors and security holders are advised to read North Fork's registration statement and tender offer statement with respect to its exchange offer for Dime common stock, and any amendments or supplements to each document (when they become available), because each of these documents contains, or will contain, important information. Investors and security holders may obtain a free copy of the exchange offer registration statement, the tender offer statement, any amendments or supplements to each document (when they become available), and any other documents filed by North Fork with the SEC, at the SEC's Internet web site at www.sec.gov. Each of these documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling North Fork's information agent, D.F. King & Co., Inc. toll-free at 1-800-755-7250.